

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2022

Alec Oxenford
Chief Executive Officer and Chairman
Alpha Capital Holdco Company
c/o Alpha Capital Acquisition Company
1230 Avenue of the Americas, 16th Floor
New York, NY 10020

> **Re: Alpha Capital Holdco Company**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed April 21, 2022**
> **File No. 333-262552**

Dear Mr. Oxenford:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 10, 2022 letter.

Amendment No. 1 to Registration Statement on Form F-4

Q: What interests do Alpha's current officers and directors have in the Business Combination?, page 18

1. We note your response to prior comment 4. However, the revised disclosure does not appear to present the dollar amount in the post-merger company that the Sponsor and affiliates of the Sponsor have at risk that depends on completion of a business combination in the aggregate. The aggregate calculation should include the current value of securities held, any loans extended, fees due, and out-of-pocket expenses for which the Sponsor and its affiliates are awaiting reimbursement. Please revise or advise.

<u>Underwriting Fees as a Percentage of IPO Proceeds Net of Redemptions, page 50</u>

2.   We note your response to prior comment 6. Please clarify if the amounts shown as "IPO proceeds net of redemptions" reflect the deduction of $4,600,000 in underwriting fees paid upon consummation of the IPO, but not the $8,050,000 of deferred underwriting fees that are contingent upon consummation of the Business Combination.

<u>The consummation of the Business Combination may trigger the acceleration or termination of certain of our loan and operating agreements...., page 71</u>

3.   We note your disclosure that you have not obtained waivers or consents from certain counterparties under some of your operating agreements, including those with some of your largest customers and relevant suppliers. Disclose the nature of the waivers or consents being sought from these counterparties and the amount of fines that may be due, to the extent material and reasonably determinable.

<u>The risks arising with respect to the historic business and operations of LinkAPI and Tradimus may be different than we anticipate..., page 73</u>

4.   Disclose the key reasons you have concluded that Semantix is deemed to control Tradimus. Clarify, if true, that a Semantix-appointed member will have the affirmative or tie-breaking vote on matters before the board of directors only until Tradimus is considered a joint operation by the auditors of both Semantix and Excella and that beginning on May 26, 2023, any deadlocks at a board of shareholders' meeting will be subject to mandatory mediation procedure. Further clarify, if true, that the executive board, to which Semantix has appointed the CEO of Tradimus, does not act as a "collegiate body" and each appointee is responsible for exercising the functions required of them within their area of activity. Advise if there is a material risk that an auditor may conclude that the arrangement with Tradimus constitutes a joint operation.

<u>Risks Related to Semantix's Cybersecurity and Intellectual Property, page 81</u>

5.   Disclose the risk of potential cyberattacks by state actors as a result of Russia's ongoing conflict with Ukraine and whether you have taken actions to mitigate such potential cyberattacks.

<u>New Semantix may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you..., page 121</u>

6.   We note your response to prior comment 5 and your revision on page 122 that says the private placement warrants "will, in connection with the Business Combination, be exchanged for Alpha Class A Ordinary Shares (or New Semantix Ordinary Shares into which such shares will convert)." It does not appear that the Business Combination agreement anticipates that the outstanding private placement warrants will be exchanged at the time of the Business Combination, but will be converted into and become a warrant to purchase shares in New Semantix. Please clarify or advise.

The Alpha Board's Reasons for Approval of the Business Combination, page 143

7.   Please identify the criteria or attributes used by the Alpha management team to select the peer companies and deem them comparable. Disclose if any companies meeting the selection criteria were excluded from the analyses.

Certain Unaudited Projected Financial Information, page 149

8.   Please supplement your narrative disclosure to include the actual revenues and gross profits of Semantix in 2021 that exceeded the projection estimates as well as the actual EBITDA and Adjusted EBITDA amounts of R$(58.7) million and R$(24.9) million. Additionally, please confirm whether or not the projections still reflect management's views on future performance and/or describe what consideration the board gave to obtaining updated projections or a lack of reliance upon the projections.

Tax Treatment of the SPAC Mergers, page 204

9.   We note your response to prior comment 26. We further note your revision on page 22 and related disclosure on page 204 that assumes the tax treatment subject to the opinion applies. Please remove any statement that assumes the material tax consequences at issue (e.g., "Assuming that the SPAC Mergers qualify as an F Reorganization..."). Refer to Section III.C.3 of Staff Legal Bulletin No. 19 for guidance.

Security Ownership of Certain Beneficial Owners and Management, page 320

10.   We note your response to prior comment 30. With respect to Fundo de Investimento em Partipações Multiestratégia Inovabra I and Crescera Growth Capital Master Fundo de Investimento em Participações Multiestratégia, please revise your disclosure to identify the other investment committee members who have dispositive control over the shares. Please clarify whether the committees also have voting power over the shares held by these entities in addition to dispositive power.

You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-551-3352 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Daniel Brass